SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

                           UNIVERSAL FOREST PRODUCTS, INC.
(Name of Issuer)

                                                Common Stock
(Title of Class of Securities

                      913543104
(CUSIP Number)

Check the appropriate box to designated the rule pursuant to which this Schedule is filed:

                |_| Rule 13d-1(b)
                |X| Rule 13d-1(c)
                |_| Rule 13d-1(d)

(Continues on the following pages)

Page 1 of 4 pages

CUSIP No. 913543104	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carroll M. Shoffner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 857,311 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 857,311 8 SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,311
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 913543104	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: Universal Forest Products, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices: 2801 East Beltline NE Grand Rapids, Michigan 49525

Item 2(a)	Name of Person Filing: Carroll M. Shoffner

Item 2(b)	Address of Principal Business Office or, if None, Residence: Route 3, Box 451 Henrietta, Oklahoma 74437

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Securities: Common Stock

Item 2(e)	CUSIP Number: 913543104

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Item 3(a)-(j) are not applicable.

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4	Ownership: Ownership details are disclosed in Items 5 through 8 on the cover sheet preceding this portion of Schedule 13G.

CUSIP No. 913543104	13G	Page 4 of 4 Pages

Item 5	Ownership of 5% or Less of a Class: [X]

Item 6	Ownership of More than 5% on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by Parent Holding Company: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of a Group: Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2003	/s/ Carroll M. Shoffner Carroll M. Shoffner